UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Alteva, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

883375107

(CUSIP Number)

Alexis P. Michas
Juniper Investment Company, LLC
555 Madison Avenue, 24th Floor
New York, New York 10022
(212) 339-8500

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 8, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 883375107	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Public Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 372,976
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 372,976
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,976
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,976
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 9 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,976
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 9 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 6 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 372,976
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 372,976
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,976
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 9 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $.01 per share (the “Shares”), of Alteva, Inc., a New York corporation (the “Issuer”), and hereby amends the statement on Schedule 13D filed with the Securities and Exchange Commission on September 30, 2013 (the “Schedule 13D”) on behalf of the Reporting Persons.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.  The Issuer’s principal executive offices are located at 401 Market Street, Philadelphia, PA, 19106.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Shares held by the Juniper Public Fund that are the subject of this Amendment No. 1 and purchased in the past sixty days were purchased in open market purchases for an aggregate purchase price of approximately $2,723,000, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 8, 2014 and May 27, 2014, the Juniper Public Fund delivered letters to Mr. Brian J. Kelley, Interim Chief Executive Officer of the Issuer, and Ms. Kelly C. Bloss, Chairman of the Board of Directors of the Issuer, in which the Juniper Public Fund stated its view that, among other things, the Board of Directors of the Issuer should engage financial advisors to explore all strategic alternatives, including a sale of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference.

(a)           The percentages used herein are calculated based upon 6,088,347 Shares outstanding at May 2, 2014, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014.

As of the date of this Amendment No. 1, the Reporting Persons beneficially owned in the aggregate 372,976 Shares, constituting approximately 6.1% of the then outstanding Shares.  As of the date of this Amendment No. 1, the Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

(i)           Juniper Public Fund beneficially owned 372,976 Shares, constituting approximately 6.1% of the then outstanding Shares.

Page 7 of 9 Pages

(ii)           Juniper HF Investors, as the general partner of Juniper Public Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 372,976 Shares, constituting approximately 6.1% of the then outstanding Shares.  Juniper HF Investors disclaims beneficial ownership of such Shares for all other purposes.

(iii)          Juniper Investment Company, as the investment advisor of Juniper Public Fund, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 372,976 Shares, constituting approximately 6.1% of the then outstanding Shares.  Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.

(iv)          Each of Messrs. Michas and Bartholdson, as the managing members of Juniper HF Investors and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 372,976 Shares, constituting approximately 6.1% of the then outstanding Shares.  Messrs. Michas and Bartholdson disclaim beneficial ownership of such Shares for all other purposes.

(b)           Juniper Public Fund has the sole power to vote or direct the vote of 372,976 Shares and the sole power to dispose or direct the disposition of such Shares.  Juniper HF Investors, Juniper Investment Company and Messrs. Michas and Bartholdson may be deemed to share with Juniper Public Fund the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

(c)           Set forth on Exhibit A to this Amendment No. 1 is a list of transactions in the Shares effected by Juniper Public Fund in the past sixty days.  These transactions were all effected in the open market through a broker.  Except for the foregoing, no other transactions in the Shares were effected by the Reporting Persons during the sixty days prior to the date of this Amendment No. 1.

(d)           To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of the Schedule 13D and this Amendment No. 1.

(e)           Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:	Schedule of Transactions
Exhibit B:	Joint Filing Agreement dated September 30, 2013, among the Reporting Persons (incorporated by reference to Exhibit B to the Schedule 13D filed with the SEC on September 30, 2013)
Exhibit C:	Letter, dated May 8, 2014, from the Juniper Public Fund to Mr. Brian J. Kelley
Exhibit D:	Letter, dated May 27, 2014, from the Juniper Public Fund to Mr. Brian J. Kelley

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 2014

JUNIPER PUBLIC FUND, L.P.

By:	JUNIPER HF INVESTORS II, LLC, its General Partner

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

JUNIPER HF INVESTORS II, LLC

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

By:	/s/ Alexis P. Michas
ALEXIS P. MICHAS

By:	/s/ John A. Bartholdson
JOHN A. BARTHOLDSON

[Alteva, Inc. 13D, Amendment No. 1]